ASSET PURCHASE AGREEMENT
BY AND AMONG
BIO-IMAGING TECHNOLOGIES, INC.
and
MBI BENEFITS, INC.

iii

iv

Exhibit List:

Exhibit A	Form of Noncompetition Agreement — Seller
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	[intentionally omitted]
Exhibit D	Form of Warranty Bill of Sale
Exhibit E	Form of Patent Assignment
Exhibit F	Form of Trademark Assignment

Schedule List:

Schedule 1.01	Intangible Assets
Schedule 1.02	Assumed Contracts
Schedule 1.03	Personal Property
Schedule 2.06	Excluded Assets
Schedule 3.02	Assumed Liabilities
Schedule 4.01(b)	CapMed Prospects
Schedule 4.03	Purchase Price Allocation
Schedule 9.02(a)	List of CapMed employees who are not Transferred Employees

Disclosure Schedules

7.03
7.04
7.06
7.08
7.09
7.11
7.12(b)
7.12(e)
7.12(g)
7.15
7.18
7.19

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT is made this 7th day of January, 2009 by and between BIO-IMAGING TECHNOLOGIES, INC., a Delaware corporation (“Seller”) and MBI BENEFITS, INC., a Michigan corporation (“Purchaser).
RECITALS
     A. WHEREAS, Seller, through its “CapMed” Division (“CapMed”), is engaged in the business of providing software, capable of being operated by consumers across database platforms, to help consumers manage their health and wellness information using personal health records (the “CapMed Business”).
     B. WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to buy from Seller certain assets, rights, and claims used or useful in the operation of the CapMed Business, on the terms and conditions set forth in this Agreement.
     C. WHEREAS, each of the board of directors of Purchaser and Seller have authorized and approved the transactions contemplated hereby on the terms set forth in this Agreement.
AGREEMENTS
     In consideration of the Recitals and the mutual promises, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:
     1. Transfer of Assets. Subject to the terms and conditions of this Agreement and except for the Excluded Assets (as defined in section 2), Seller agrees to sell and deliver to Purchaser and Purchaser agrees to purchase from Seller as of the Closing Date (as defined in section 6 below) only the assets owned, utilized, or held for use by Seller that are directly and exclusively related to the CapMed Business (such assets, the “Purchased Assets”). The Purchased Assets shall include, without limitation, the following:
          1.01 Intangible Assets. All of Seller’s rights, title and interest in and to all goodwill, patents, licenses, trade names, domain names, assumed names, trade dress, business identifiers, trademarks, service marks, copyrights, applications and registrations for the foregoing, trade secrets, confidential information, processes, systems, techniques, know-how, development plans, other intellectual property, employee agreements and covenants respecting intellectual property, causes of action (including all claims for infringement), uniform resource locators (including the uniform resource locators listed on Schedule 1.01), and all other intangible assets of Seller, in each case which are necessary for the operation of the CapMed Business (the “Intangible Assets”), including the Intangible Assets listed on Schedule 1.01.
          1.02 Contracts. All rights of Seller under the contracts listed in Schedule 1.02 (the “Assumed Contracts”) together with any and all accounts receivable of the Seller under the Assumed Contracts (the “Accounts Receivable”).

          1.03 Personal Property. All computer hardware, equipment, specifications and spare parts utilized or held for use by Seller that is directly related to the operation of the CapMed Business, including the equipment listed on Schedule 1.03 (the “Personal Property”).
          1.04 Software, Records and Documents.
               (a) All computer software whether in object code or source code, electronic data processing systems, processing techniques, formulae, algorithms, flow charts, and all documentation and work papers related thereto, whether in digital or hard copy format, whether relating to finished products, products under development or research, that is necessary for the operation of the CapMed Business (the “Software”); and
               (b) All books and records, vendor lists, dealer and customer lists, work orders, credit information and correspondence, operating data, drawings, blueprints, financial information and all other records and documents used by Seller in connection with its operation of the CapMed Business (the “Documents”).
          1.05 Rights of Action. All refunds, claims, causes of action (including claims for infringement), choses in action, rights of recovery, rights of set off, and rights of recoupment related to the Purchased Assets.
          1.06 [Intentionally Omitted]
          1.07 Non-Assignable Assets. In those cases where any of the Purchased Assets are not by their terms assignable or which require the consent of a third party in connection with the transactions contemplated by this Agreement, Seller shall, after the Closing Date, use its reasonable best efforts, and Purchaser shall cooperate in all reasonable respects with Seller, to obtain all consents and waivers and to effect assignments and transfers necessary to convey such Purchased Assets to Purchaser. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any of the Purchased Assets if any actual or attempted assignment or transfer thereof, without the consent of any party thereto other than Seller, would (i) constitute a breach thereof or otherwise not be permitted under applicable law, (ii) increase any obligation of Seller thereunder, or (iii) create any additional material obligation of Seller thereunder (collectively (i), (ii) and (iii) above shall be referred to as the “Non-Assignable Assets”). If any such Non-Assignable Assets are not able to be assigned or transferred, Seller shall use its reasonable best efforts to provide or cause to be provided to Purchaser, to the extent permitted by applicable law, the benefits of any such Non-Assignable Assets. If Purchaser receives the benefit of any such Non-Assignable Asset, Purchaser shall perform and discharge on behalf of Seller all of Seller’s liabilities, obligations or commitments, if any, thereunder relating to the period following the Closing Date, in accordance with the provisions thereof other than those arising by reason of a breach or nonperformance by Seller with respect to such Non-Assignable Asset. The provisions of this paragraph shall not affect the right of Purchaser to elect either to not consummate the transactions contemplated by this Agreement if the conditions to its obligations contained in section 13 have not otherwise been fulfilled, or to consummate the transactions contemplated by this Agreement.

          1.08 Transfer. Seller shall transfer the Purchased Assets free and clear of all liabilities, obligations and Liens (as defined in section 7.06 below) of any kind.
     2. Excluded Assets. Notwithstanding anything herein to the contrary, except for the Purchased Assets, from and after the Closing Date, Seller shall retain all of its respective right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Purchaser hereunder, and the Purchased Assets shall not include, the following assets and properties (such retained assets and properties being the “Excluded Assets”):
          2.01 all assets of Seller which are not directly related to the Cap Med Business and all assets and services otherwise shared by the CapMed Business and Seller;
          2.02 all of Seller’s rights under leases for real property used in connection with the CapMed Business;
          2.03 all of Seller’s furniture and fixtures used in connection with the business of the CapMed Business;
          2.04 all corporate seals, charter documents, minute books and other organizational documents related to the CapMed Business;
          2.05 the assets, properties and rights specifically set forth on Schedule 2.05; and
          2.06 all rights of Sellers under this Agreement.
     3. Liabilities.
          3.01 Excluded Liabilities. Except as specifically provided in this section 3 and as set forth on Schedule 3.02, Purchaser shall not assume, and shall not be obligated to pay, perform or discharge any debts, liabilities or obligations of Seller, whether actual, contingent or accrued, known or unknown, which liabilities shall be retained by Seller and shall hereafter be referred to as the “Excluded Liabilities.”
          3.02 Assumed Liabilities.
               (a) Subject to the terms and conditions of this Agreement, Purchaser shall, at Closing (as defined in section 6 below), assume and pay, perform and discharge in accordance with their terms only, the debts, liabilities and obligations of Seller as set forth in Schedule 3.02, or arising after the Closing, of the CapMed Business, including liabilities and obligations arising after the Closing under the Assumed Contracts (to the extent such contracts are properly and effectively assigned to Purchaser before or after the Closing), but not including any liability or obligation arising out of the breach, nonperformance or defective performance by Seller of any of the Assumed Contracts or out of any other event or circumstance occurring on or prior to the Closing (collectively, the “Assumed Liabilities”).

               (b) Purchaser shall not be liable for any other matter, event or circumstance occurring prior to the close of business on the Closing Date, including items which would not constitute a breach of a representation and warranty in this Agreement, items disclosed in section 7 or the Schedules to section 7 of this Agreement or items otherwise known to Purchaser unless such items are otherwise Assumed Liabilities under this section 3.
     4. Purchase Price.
          4.01 Amount. In consideration of Seller’s sale, assignment and transfer of the Purchased Assets and the performance by it of all of the terms, covenants and provisions of this Agreement, Purchaser shall assume the Assumed Liabilities and pay Seller as follows:
               (a) Closing Payment. At the Closing, Purchaser shall pay Seller the sum of Five Hundred Thousand Dollars ($500,000) in cash via wire transfer to an account or accounts designated in writing by the Seller (the “Closing Payment”).
               (b) Earnout. If Purchaser or any of Purchaser’s affiliates enter into any contract(s) with any of the “prospects” set forth on Schedule 4.01(b) (the “CapMed Prospects”) during the first six months of 2009 (each a “First Earnout Contract”) then, subject to section 4.01(c), Purchaser shall pay to Seller an amount equal to 25% of the gross revenues recognized by Purchaser during any period ending on or prior to December 31, 2010 from the sale pursuant to such First Earnout Contract of CapMed Products, as defined below (the “First Earnout”). If Purchaser or any of Purchaser’s affiliates enter into any contract(s) with any of the CapMed Prospects during the period commencing on July 1, 2009 and ending on December 31, 2010 (each a “Second Earnout Contract”) then, subject to section 4.01(c), Purchaser shall pay to Seller an amount equal to 15% of the gross revenues recognized by Purchaser on or prior to December 31, 2010 from the sale pursuant to such Second Earnout Contract of CapMed Products (the “Second Earnout” and together with the First Earnout, the “Earnout”). For the purposes of this Agreement, (i) “CapMed Products” shall mean the CapMed Personal Heath Management Platform, Personal HealthKey, Personal Health Record CD-ROM, Online PHR, and ICE First; and (ii) “gross revenues recognized” shall mean revenues recognized from the sale of CapMed Products, net of any discounts, returns, allowances and the like, calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”).
               (c) Earnout Statement; Payment. Not later than January 25 of 2010 and 2011, Purchaser shall prepare and deliver to Seller a statement (the “Earnout Statement”) setting forth in reasonable detail Purchaser’s determination of the Earnout for the calendar year just ended. Subject to any delay incurred for the resolution of disputes pursuant to section 4.01(e), any Earnout payable with respect to 2009 gross revenues recognized shall be paid not later than March 1, 2010, and any Earnout payable with respect to 2010 gross revenues recognized shall be paid not later than March 1, 2011.
               (d) Seller’s Audit. During the 30-calendar day period following receipt of an Earnout Statement, Seller, or its designated agents, shall have the right at any time during normal business hours and with prior notice to Purchaser to inspect that portion of Purchaser’s books and records applicable to the calculation of the Earnout for purposes of verifying the accuracy of the Earnout determination (the “Seller’s Audit”). Any and all expenses relating to the Seller’s Audit shall be borne solely and exclusively by Seller.
               (e) Disputes. If Seller delivers to Purchaser, within thirty (30) calendar days following receipt of the Earnout Statement, written notice disagreeing with the determination of the Earnout Statement (with the failure of Seller to deliver such written notice within the foregoing 30-calendar day period being deemed to be conclusive acceptance of such calculations), Purchaser and Seller shall attempt to resolve such dispute and if they have not done so within thirty (30) calendar days after Seller provides notice of such dispute then the parties agree that they shall jointly refer such dispute to Grant Thornton, LLP or such other accounting firm mutually agreed by Purchaser and Seller (the “Accountant”). Such written notice of disagreement shall set forth in reasonable detail the basis of Seller’s disagreement with the calculation of the Earnout Statement and Seller’s calculation of what it believes is the Earnout Statement. The Accountant shall, acting as a certified public accountant and not as an arbitrator, issue a report setting forth its determination of the disputed item(s) of the Earnout Statement, within sixty (60) calendar days after such dispute is referred to it, and such determination shall be final and binding upon the parties. Purchaser and Seller shall provide the Accountant with all financial information concerning the CapMed Business and the relevant contracts that is reasonably requested by the Accountant for purposes of making the determination required by this Section 4.01(e). This provision for dispute resolution shall, notwithstanding any other provision set forth in this Agreement, be specifically enforceable by the parties. Any and all expenses relating to the engagement of, and the calculation of the Earnout Statement by, the Accountants shall be borne equally by Purchaser and Seller (i.e., fifty percent (50%) by Purchaser and fifty percent (50%) by Seller). The portion of such expenses payable by Seller may be deducted from any Earnout due to Seller. In the event of a dispute pursuant to this section 4.01(e), the Earnout shall be paid within five (5) business days after the earlier of (i) the joint written agreement of Purchaser and Seller, or (ii) the issuance of the Accountant’s report pursuant to this section 4.01(e).
          4.02 Purchase Price. The Closing Payment together with the Earnout (if any) shall be called the “Purchase Price”.
          4.03 Allocation of Purchase Price. The Purchase Price shall be assigned and allocated to the Purchased Assets in the manner mutually agreed upon by the parties post-Closing and in accordance with the priority of allocation described on Schedule 4.03. The parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation, and shall use their reasonable best efforts to sustain such allocation in any subsequent tax audit or tax dispute.
          4.04 Payments of Transfer Tax. All taxes imposed, arising out of, in connection with or attributable to the sale and transfer of the Purchased Assets to Purchaser on or prior to Closing shall be borne by Seller, including, without limitation, all sales, use, value added, stamp, gross receipts, registration, transfer, excise, conveyance and other similar taxes. Seller shall prepare and timely file all returns in connection with such taxes required to be filed in respect of such taxes. Seller shall indemnify and hold Purchaser harmless with respect to any such tax which might be levied on or collected from Purchaser.

     5. Noncompetition Agreement. At Closing, Seller shall enter into a Noncompetition Agreement with Purchaser in the form attached hereto as Exhibit A (the “Seller Noncompetition Agreement”).
     6. Closing. The closing (the “Closing”) of the transactions pursuant to this Agreement shall take place at the offices of Reinhart Boerner Van Deuren s.c., 1000 North Water Street, Suite 2100, Milwaukee, Wisconsin, on such date as is mutually acceptable to Purchaser and Seller (provided that the conditions to Closing contained in sections 12 and 13, below, have been met or waived), but not later than five (5) business days following the receipt by Purchaser or Purchaser’s affiliates of all Required Approvals) as defined in section 13.05 below (the “Closing Date”), or such other time and place as Seller and Purchaser may agree.
     7. Representations and Warranties of Seller. Seller represents and warrants to Purchaser and its affiliates as of the date hereof and as of the Closing Date that:
          7.01 Corporate Organization. Seller is a corporation duly incorporated and validly existing under the laws of the State of Delaware. Seller has filed all reports required to be filed with the Secretary of State of the State of Delaware. Seller has all requisite power and authority to own, operate and lease its properties and carry on the CapMed Business as it is now conducted. Seller is duly licensed and qualified to do business in and is in good standing under the laws of each state or other jurisdiction where the failure to do so would have a material adverse effect on the CapMed Business.
          7.02 Authorization of Agreement. Seller has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions provided for herein. The execution and delivery of this Agreement by Seller and the performance by it of the obligations to be performed hereunder have been duly authorized by all necessary and appropriate action by its Board of Directors. The execution and delivery of this Agreement and the other agreements to be executed and delivered pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time, conflict with, result in or constitute a breach, default, right to accelerate or loss of rights under, or result in the creation of any Lien (as defined below) pursuant to, the terms or conditions of Seller’s Certificate of Incorporation and By-Laws, any law, rule, regulation, statute, order, judgment or decree or any contract, agreement, lease, license or instrument to which Seller is a party or by which Seller, the CapMed Business, or the Purchased Assets are bound or affected. This Agreement is, and each other agreement and document to be executed by Seller pursuant hereto will be when so executed, a valid and binding obligation of Seller and enforceable in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general equitable principles.
          7.03 Absence of Undisclosed Liabilities. Except as set forth on Schedule 7.03, there are no liabilities or obligations, direct or indirect, absolute or contingent, known or unknown, or any outstanding evidence of indebtedness arising out of or relating to the CapMed Business or the Purchased Assets. There are no post-Closing liabilities or current obligations relating to the Assumed Contracts, nor are there any liabilities or obligations arising out of any breach, nonperformance or defective performance by Seller of any Assumed Contract.

          7.04 Absence of Certain Changes. Except as set forth in Schedule 7.04, since October 31, 2008 Seller has conducted the CapMed Business only in the ordinary course and in a manner consistent with past practice and there has been no change or event that would have or has had a material adverse effect on the CapMed Business. Without limiting the generality of the foregoing, except as set forth in Schedule 7.04, Seller has not:
               (a) placed or permitted any Lien (as defined in section 7.06 below) on any of the Purchased Assets;
               (b) sold, leased, licensed, abandoned or transferred any of its other assets, tangible or intangible, that are necessary for the operation of the CapMed Business except in the ordinary course of business;
               (c) terminated, amended or instituted any employment contract, bonus plan, option plan, incentive plan, profit sharing plan, pension plan, retirement plan or other similar arrangement or plan directly related to the CapMed Business;
               (d) made any commitments for capital expenditures related to the CapMed Business, except for capital expenditures made in the ordinary course of business not in excess of Twenty-five Thousand Dollars ($25,000) in the aggregate;
               (e) with respect to the Assumed Contracts, changed its credit policies or practices or accelerated the collection of accounts receivable whether by offering discounts or incentives or otherwise, or delayed the payment of accounts payable, except as necessary with respect to specific customers or vendors in the ordinary course of business consistent with past practices, or as required by applicable law;
               (f) with respect to the CapMed Business, materially increased the rate or terms of compensation (including termination and severance pay) payable or to become payable by Seller to its employees or agents, or materially increased the rate or terms of any bonus, insurance, pension or other employee benefit plan, program or arrangement made to, for or with any such employees or agents, except increases occurring in the ordinary course of business consistent with past practice or as required by applicable law;
               (g) experienced any damage to or destruction or loss of any asset or property of Seller, whether or not covered by insurance, which had a material adverse effect on the CapMed Business;
               (h) materially changed its accounting principles or methods with respect to CapMed;
               (i) made any material changes in policies or practices relating to the sale, licensing or maintenance of products or services related to the CapMed Business or the terms of accounting therefor; or
               (j) entered into any agreement or commitment (whether written or oral) to do any of the foregoing.

          7.05 No Licenses and Permits. There are no rights in government licenses, approvals, permits and authorizations (nor are there any applications for the foregoing) necessary or desirable for the ownership and operation of the CapMed Business (the “Licenses and Permits”).
          7.06 Title to Purchased Assets. Seller has good and marketable title to all of the Purchased Assets, free and clear of all mortgages, security interests, title retention agreements, options to purchase, rights of first refusal, liens, easements, encumbrances, restrictions and other burdens of any nature whatsoever (“Liens”), except for those Liens described on Schedule 7.06. Except as set forth in Schedule 7.06, none of the Purchased Assets are subject to any restrictions with respect to the transferability thereof and Seller has complete and nonrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Purchaser as contemplated hereby. At Closing, Purchaser will receive good and marketable title to all the Purchased Assets, free and clear of all Liens.
          7.07 Sufficiency and Condition of Purchased Assets. The Purchased Assets include all assets (including intangible assets) that are material to the operation of the CapMed Business. No maintenance outside the ordinary course of business is needed with respect to the Purchased Assets. None of the Purchased Assets, or the ownership or operation thereof, is in material violation of any law or other ordinance, code, rule or regulation. The Purchased Assets are in all respects in good condition and working order (reasonable wear and tear excepted).
          7.08 Assumed Contracts.
               (a) There are no amounts due and owing by the Seller in connection with any of the Assumed Contracts, except as set forth on Schedule 7.08. The Assumed Contracts are legally valid and binding and in full force and effect with respect to the parties thereto. Seller is not in default or breach of any Assumed Contract, and Seller has no notice or knowledge of any claimed breach, or of the occurrence of any event which after the passage of time or the giving of notice or both would constitute a breach by any party to any Assumed Contract. Seller has not received any notice of termination of any Assumed Contract, nor has Seller any knowledge of and has not received any notice of any facts or events which could result in any such termination.
               (b) None of the rights of Seller under the Assumed Contracts have been or will be impaired in any respect by the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement nor will the assignment of any Assumed Contract to Purchaser constitute a breach of such Assumed Contract. All of the rights of Seller under the Assumed Contracts will be enforceable by Purchaser after Closing without the consent or agreement of any other party, except for such consents listed on Schedule 7.08.
               (c) Seller has made no performance guarantee, nor has Seller any minimum production or minimum purchase obligations, nor is Seller otherwise subject to any penalty or liquidated damages based on performance or purchase requirements (“Performance Requirements”) that relate to the CapMed Business in any way. Seller is in material compliance with and is not delinquent nor behind schedule with respect to any Performance Requirements.

          7.09 Litigation and Proceedings; Product Liability. Except as described on Schedule 7.09, there is no claim (including any product liability, malpractice or errors or omission claim), demand, cause of action, investigation, inquiry, suit, action or legal, administrative, arbitrative or other proceeding (“Claim”) pending or to Seller’s knowledge threatened against Seller affecting the Purchased Assets, and, to Seller’s knowledge, Seller is not under investigation with respect to any charge concerning violation of any law or administrative regulation, federal, local or state, in respect to its ownership and operation of the CapMed Business or the Purchased Assets. Set forth on Schedule 7.09 is a summary of all Claims that were made against the Seller within the three years prior to the date of this Agreement relating to the Purchased Assets or the operation of the CapMed Business, including a brief description of each such Claim, the amount or value of each such Claim and a brief description of the current status or final resolution of each such Claim.
          7.10 Taxes.
               (a) There are no Liens on any of the Purchased Assets that have arisen in connection with any failure (or alleged failure) to pay any Taxes and all Taxes related to the CapMed Business (i) that are required to be withheld by Seller have been withheld and (ii) have been (or will be) duly and timely paid to the proper taxing authority.
               (b) Seller has duly filed or caused to be filed, in a timely manner, with the appropriate taxing authorities, all Tax Returns related to the CapMed Business that are required to be filed (determined with regard to any timely extensions) by it on or before the Closing Date, (ii) each such Tax Return (including any amendment thereto) is true, correct, and complete in all respects, (iii) all Taxes due with respect to, or shown to be due on, such Tax Returns (or in respect of subsequent assessments with regard thereto), have been timely paid, or an adequate reserve has been established therefor on the Interim Balance Sheet (as defined below), and (iv) there are no extensions of time to file any Tax Returns that are pending;
               (c) As used in this Agreement, the term “Tax” or “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and all interest, penalties, fines or additions to tax imposed by any taxing authority in respect thereof. The term “Tax Return” shall mean all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes including any schedule or attachment thereto, and including any amendment thereof. The term “Code” shall mean the Internal Revenue Code of 1986, as amended.
          7.11 Employee Benefit Matters.
               (a) Seller maintains or contributes to one or more “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (the “Pension Plans”), “welfare plans” (as defined under Section 3(1) of

ERISA) (the “Welfare Plans”) and/or certain other employee benefit plans, policies or arrangements, including, without limitation, those relating to bonus or other incentive compensation, stock option or similar plan, vacation pay, sick leave, deferred compensation, severance pay, salary continuation, dependent care plan, cafeteria plan, employee assistance program, scholarship program or awards and workers’ compensation (the “Benefit Plans”). The Pension Plans, Welfare Plans and Benefit Plans are collectively referred to as the “Plan” or “Plans.”
               (b) With respect to each Plan maintained by Seller, Seller has maintained and operated such Plan in compliance with the Plan documents and all laws relating to such Plan (including, without limitation, the Code, as defined in section 7.14 above, ERISA, the Health Insurance Portability and Accountability Act of 1996, the Americans with Disabilities Act, the Family and Medical Leave Act and the Uniformed Services Employment and Reemployment Rights Act of 1994. A person who is covered by each Plan and may be employed by Purchaser will incur no loss or adverse tax consequence as a result of Seller’s failure to comply with the Plan documents, legal requirements or the payment of premiums or other costs during such person’s employment by the Seller. There is no action, (other than claims for benefits in the ordinary course) that is pending, or threatened in writing, with respect to any Plan that may impact a person who may be employed by Seller.
               (c) Except as set forth in Schedule 7.11, Seller has never maintained a Pension Plan which is a defined benefit plan (as defined under section 3(35) of ERISA); has not participated in a multiple employer welfare arrangement as defined under ERISA; has not established or maintained any arrangement which could be deemed to qualify as a funded welfare plan; and has never participated in a multiemployer plan within the meaning of ERISA section 3(37) which could result in liability of any kind to Purchaser.
               (d) Seller does not have any Plan subject to Code Section 409A applicable to any person involved in the CapMed Business and who may be employed by Purchaser that fails to meet the requirements of paragraphs (2), (3) or (4) of Code section 409A(a) or that was not operated in accordance with such requirements, and the transactions contemplated by this Agreement will not cause the provisions under any such Plan to violate the provisions of Code section 409A, or directly or in combination with other events, result in the payment, acceleration or enhancement of any benefit. Seller, with respect to the CapMed Business, is not a party to any agreement, contract, arrangement or Plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code section 280G (or any corresponding provision of state, local or foreign law) to any person who may be employed by Purchaser.
          7.12 Intellectual Property.
               (a) For purposes of this Agreement, “Intellectual Property” shall mean all of the rights, whether owned, held for use under license, or otherwise used, whether registered or unregistered, arising from or in respect of the following: (i) patents; (ii) trademarks, service marks, trade dress, trade names, brand names, Internet domain names and goodwill associated therewith; (iii) copyrights; (iv) trade secrets; (v) all inventions, technology, formulas, know-how, confidential information, computer software programs and applications, tangible and intangible proprietary information or materials; (vi) all applications filed, applications to be filed, and registrations relating to any of the foregoing clauses (i)-(v) above; and (vii) all rights to enforce any of the foregoing.
               (b) All of the Intellectual Property material to the operation of the CapMed Business as currently conducted or as currently planned to be conducted that is owned by Seller, licensed to Seller by a third party, and/or licensed by Seller to any third party is separately set forth on Schedule 7.12(b), other than off-the-shelf consumer software which is licensed to Purchaser by an enterprise license agreement between Purchaser and the licensor(s) of such software.
               (c) Seller owns, is properly licensed under, or otherwise possesses the valid and enforceable right to use all Intellectual Property that is material to the operation of the CapMed Business as currently conducted or as currently planned to be conducted. The transactions contemplated by this Agreement would not result in the imposition of any Lien on any Intellectual Property of Seller used in the CapMed Business as currently conducted or as currently planned to be conducted. There are no Claims challenging or threatening to challenge Seller’s right, title, and interest with respect to its continued use and its right to preclude others from using any Intellectual Property used in the CapMed Business as currently conducted or as currently planned to be conducted.
               (d) (i) Seller is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses or other agreements used in the CapMed Business as currently conducted or as currently planned to be conducted to which Seller is a party and pursuant to which Seller is authorized to use any “Third-Party Intellectual Property Rights.” For purposes of this Agreement, “Third-Party Intellectual Property Rights” means any and all rights in Intellectual Property which are not wholly owned by Seller;
                    (ii) To Seller’s knowledge, no third party is infringing upon, misappropriating, or otherwise violating any of Seller’s Intellectual Property used in the CapMed Business as currently conducted or as currently planned to be conducted in any material respect, nor has any third party infringed upon, misappropriated, or otherwise violated any of Seller’s Intellectual Property used in the CapMed Business as currently conducted or as currently planned to be conducted in any material respect in the past;
                    (iii) Seller, in its operation of the CapMed Business, has not infringed upon, misappropriated, or otherwise violated any Third-Party Intellectual Property Rights, and the use of its products by customers have not involved any such infringement, misappropriation, or other violation of any Third-Party Intellectual Property Rights, and to Seller’s knowledge there exists no reasonable basis for any claim of such infringement, misappropriation, or other violation of any Third-Party Intellectual Property Rights;
                    (iv) Seller has not received from any third party any notice or Claim that Seller, in its operation of the CapMed Business, has infringed upon, misappropriated, or otherwise violated any Third-Party Intellectual Property Rights; and

                    (v) No Intellectual Property right of Seller used in the CapMed Business as currently conducted or as currently planned to be conducted is or has been judicially determined to be invalid or unenforceable and there are no equitable defenses to enforcement based on any act or omission of Seller. No judicial, regulatory, or administrative proceeding is currently pending or, to Seller’s Knowledge, threatened which challenges the validity or enforceability of any Intellectual Property right of Seller used in the CapMed Business as currently conducted or as currently planned to be conducted. To the knowledge of Seller, Seller has the right to bring an action against any person that is infringing on any Intellectual Property rights of Seller used in the CapMed Business as currently conducted or as currently planned to be conducted.
               (e) Except as specifically set forth on Schedule 7.12(e), Seller owns all right, title and interest in and to the Intellectual Property identified on Schedule 7.12(b), free and clear of any Lien or license.
               (f) Seller possesses all rights and licenses required for Seller’s use of all Software used by Seller in the CapMed Business. Except for such Software licensed from third parties pursuant to a license included in the Assumed Contracts, all work performed to create such Software was either (i) performed by a person who was employed by the Seller at the time the work was performed or who validly and irrevocably assigned such software to the Seller pursuant to a written agreement included in the Assumed Contracts or (ii) performed by a third party pursuant to a written agreement included in the Assumed Contracts expressly providing that the product of such work is owned by the Seller or was validly and irrevocably assigned to Seller.
               (g) All software which has been or is currently used by Seller in its operation of the CapMed Business, incorporated into CapMed Products, or distributed by Seller in connection with the CapMed Business, which is free, open source, public source, shareware, freeware, or any modification thereof, including software subject to any general or public license (“Open Source Software”), is listed on Schedule 7.12(g), including (i) its name and version or release number, (ii) the date on which such Open Source Software was downloaded, licensed or otherwise obtained by Seller, (iii) the website address from which such Open Source Software was obtained, (iv) the name, date and version or release number of the general or public license to which such Open Source Software is subject and the website address at which the text of such general or public license can be obtained, (v) a description of how such Open Source Software is and has been used or distributed by Seller in connection with the CapMed Business, and (vi) a description of how such Open Source Software has been modified by the Seller. Seller has complied with and currently is in compliance with the terms of all licenses applicable to such Open Source Software, and Seller has not used, modified, incorporated or distributed such Open Source Software in any way which could require Seller to make available any of Seller’s other software or Intellectual Property used in the CapMed Business as currently conducted or as currently planned to be conducted to third parties or which could make any general or public license applicable to any of Seller’s Intellectual Property used in the CapMed Business as currently conducted or as currently planned to be conducted.
          7.13 Compliance with Law.

               (a) The operation of the CapMed Business and Seller’s use and ownership of the Purchased Assets is in compliance with all applicable federal, state, local and international laws or ordinances and any other rule or regulation of any international, federal, state or local agency or body, including all energy, safety, environmental, zoning, health, export, import, trade practice, antidiscrimination, antitrust, wage, hour and price control laws, orders, rules, regulations or ordinances, and including all confidentiality, privacy and security laws, orders, rules, regulations or ordinances relating to the use or disclosure of personally identifiable information. No notice from any governmental body or other person has been served upon Seller with respect to the CapMed Business or upon any of the Purchased Assets claiming any violation or alleged violation of any law, ordinance, code, rule or regulation or requiring, or calling attention to the need for, any work, repairs, construction, alterations or installation on or in connection with the Purchased Assets or the CapMed Business with which Seller has not complied. Seller has no liability (whether accrued, absolute, contingent, direct or indirect) for past or continuing violations of any law, ordinance, code, rule or regulation with respect to the CapMed Business. All reports and returns required to be filed by Seller with respect to the CapMed Business with any governmental authority have been filed and were accurate and complete when filed.
               (b) With respect to the CapMed Business, no payments of cash or other consideration have been made to any person, entity or government by Seller or by any agent, employee, officer, director, shareholder or other person or entity on behalf of Seller which were unlawful under the laws of the United States or any state or other governmental authority.
               (c) To Seller’s Knowledge, there has not been any unauthorized use, disclosure or accessing of information contained on any database used in the operation of the CapMed Business, by any employee or agent of the Seller, or by any third party.
          7.14 Customers and Suppliers. No customer of the CapMed Business has any right to set off any outstanding claims or amounts against any current or future receivables or fees for products or services. No customer or supplier of the CapMed Business is, or has been within the twelve-month period prior to the date of this Agreement, involved in a material dispute with Seller, nor has any customer or supplier provided notice to Seller within such twelve month period of its intent to cease to do business with Seller or materially reduce the amount of business it does with Seller.
          7.15 Warranties. Schedule 7.15 sets forth a description of all product warranties and other warranties provided by Seller related to the CapMed Business other than warranties made in the Assumed Contracts. The reserve for warranty claims reflected on the unaudited and combined balance sheet of the CapMed Business as of October 31, 2008 (the “Interim Balance Sheet”) is adequate to cover the anticipated warranty obligations of the CapMed Business in the normal and ordinary course of the CapMed Business. Since December 31, 2007, no single warranty claim has been made that exceeded $25,000. There are no material warranty claims pending or, to Seller’s knowledge, threatened with respect to the CapMed Business.

          7.16 Brokerage and Finders Fees. The Seller has not or will not have incurred any business brokerage fee, finders’ fee, or similar obligation in connection with the transactions contemplated hereby, other than such fees required to be paid by Seller to Excel Partners.
          7.17 Internal Control Over Financial Reporting. Seller has made available to Purchaser copies of all documents reflecting Seller’s internal controls over financial reporting directly connected to any aspect of the CapMed Business. To Seller’s knowledge there is no fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting related to any aspect of the CapMed Business.
          7.18 Accounts Receivable. Except as set forth on Schedule 7.18, as of the Closing Date there will be no Accounts Receivable. The Accounts Receivable existing as of the Closing Date represent valid claims for bona fide, arms length sales of goods and services actually made by Seller in the ordinary course of the CapMed Business and none of such accounts or notes receivable are subject to any set off or counterclaim or is in dispute. All such accounts and notes receivable are collectible within 180 days of the Closing Date in the ordinary course of Seller’s operation of the CapMed Business using normal collection practices at the aggregate recorded amounts thereof, net of the allowance for doubtful accounts set forth on the Interim Balance Sheet.
          7.19 Consents. Except as set forth on Schedule 7.19, the execution, delivery, and performance by Seller of this Agreement and any additional agreements to which it is a party, and the consummation of the transactions contemplated hereby, do not require any consent, waiver, authorization or approval of, or filing with, any governmental entity or any other person.
          7.20 Information Technology Security. Seller has taken all commercially reasonable precautions consistent with best practices in Seller’s industry against, viruses, worms, spyware, attacks, hackers, intruders, or other unauthorized access or use.
          7.21 Disclosure. No warranty or representation by Seller contained, or deemed to be made by Seller, in this Agreement or in any writing to be furnished pursuant hereto or previously furnished to Purchaser contains or will contain any untrue statement of material fact or omits or will omit to state any fact required to make the statements therein contained not misleading. All statements and information contained in any certificate, instrument, disclosure schedule or documents delivered by or on behalf of Seller to Purchaser or its representatives pursuant hereto shall be deemed representations and warranties made by Seller.
     8. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as of this date and as of the Closing Date that:
          8.01 Corporate Organization. Purchaser is a corporation duly organized and validly existing under the laws of the State of Michigan. Purchaser has filed all reports required to be filed with the Secretary of State of the State of Michigan. Purchaser has all corporate power and authority to own, operate and lease its respective properties and carry on its respective businesses as now conducted. Purchaser is duly licensed and qualified to do business in and is in good standing under the laws of each state where the failure to do so would adversely affect the business of Purchaser.
          8.02 Authorization of Agreement; No Conflict. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and, subject to section 13.05, to consummate the transactions provided for herein. The execution and delivery of this Agreement by Purchaser and the performance by it of the obligations to be performed hereunder have been duly authorized by all necessary and appropriate action by the Board of Directors of Purchaser. The execution and delivery of this Agreement and the other agreements to be executed and delivered pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time, conflict with, result in or constitute a breach, default right to accelerate or loss of rights under, or result in the creation of any Lien pursuant to, the terms or conditions of Purchaser’s Certificate of Incorporation or By-Laws, any law, rule, regulation, statute, order, judgment or decree or any contract, agreement, lease, license or instrument to which Purchaser is a party or by which Purchaser or its business or assets are bound or affected. This Agreement is, and each other agreement and document to be executed by Purchaser pursuant hereto will be when so executed, a valid and binding obligation of Purchaser enforceable in accordance with its terms except that enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general equitable principles.
          8.03 Disclosure. No warranty or representation by Purchaser contained, or deemed to be made by Purchaser, in this Agreement or in any writing to be furnished pursuant hereto or previously furnished to Seller contains or will contain any untrue statement of material fact or omits or will omit to state any fact required to make the statements therein contained not misleading. All statements and information contained in any certificate, instrument, disclosure schedule or documents delivered by or on behalf of Purchaser to Seller or its representatives pursuant hereto shall be deemed representations and warranties made by Purchaser.
     9. Post-Closing Covenants and Agreements of Purchaser. Purchaser hereby covenants and agrees that after the Closing Date:
          9.01 Cooperation in Obtaining Consents. Purchaser shall use its reasonable best efforts in response to any reasonable request of Seller to assist Seller in obtaining any consents, approvals, authorizations, exemptions and waivers of third parties necessary for the consummation of the transactions contemplated by this Agreement.
          9.02 Employees.
               (a) Offer to Hire. Purchaser shall offer to hire, effective at the Closing Date, on terms determined by Purchaser, the persons listed below who are employed by Seller in the CapMed Business as of the Closing Date (each a “Transferred Employee.”) The Transferred Employees shall be Ms. Mary Ellen Zipper, Ms. Wendy Angst, Ms. Beth Hurter, and Mr. Dmitri Shalimov; provided, that if the Purchaser offers employment to Stephen Keeler within seven (7) days after the Closing Date, then he shall also be a Transferred Employee. If Purchaser, within one hundred eighty (180) days after the Closing Date, hires to work in the CapMed Business any employee of Seller who was employed in the CapMed Business as of the Closing Date (all of whom are listed on Schedule 9.02(a)) who is not a Transferred Employee, then Purchaser shall reimburse Seller for any severance amount which Seller is obligated to pay to such employee as a result of the termination of such employee’s employment with Seller.
               (b) Wages and Benefits through the Closing Date. Seller shall pay all wages of all Seller’s employees earned or accrued through and including the Closing Date, including any bonuses, severance payments and commissions earned (or earned subject only to the passage of time). Seller shall be responsible for and shall pay, in accordance with the terms and conditions of applicable Plans of Seller, all employee benefits of all of Seller’s employees earned or accrued through the Closing Date, including but not limited to accrued sick time, personal time and vacation.
               (c) Seller’s Plans. Nothing in this Agreement shall obligate Purchaser to continue the employment or benefits of any employee after the Closing Date, and Purchaser shall not assume or be obligated to pay, perform or discharge any obligations under any Plan or other employee benefit plan, contract or arrangement of Seller existing on or prior to the Closing Date (all of which shall be deemed Excluded Liabilities).
               (d) Purchaser’s Plans. Purchaser will make available to the Transferred Employees who accept employment with Purchaser such benefits as Purchaser determines in its sole discretion, subject to such eligibility requirements as are determined by Purchaser to be applicable to such benefits. Nothing contained in this Agreement shall limit the right of Purchaser or its affiliates, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the employee benefits plans of Purchaser, except to the extent otherwise specifically provided by law, and Purchaser hereby reserves such right.
               (e) No Third Party Rights. No employee of Seller or Transferred Employee shall be entitled to any rights of enforcement or otherwise under this section 9.02.
          9.03 Efforts to Perform. Purchaser shall use all commercially reasonable efforts to satisfy the foregoing covenants and the conditions precedent set forth in section 12 in a timely and expeditious manner.
     10. [Intentionally Omitted]
     11. Post-Closing Covenants of Both Parties. Each party hereby covenants and agrees that after the Closing Date:
          11.01 Confidentiality. Subject to the confidentiality restrictions set forth in section 11.02, each of the parties hereto hereby agrees to (and shall cause each of its representatives to) keep the information or knowledge obtained in any due diligence investigation or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential; provided, however, that the foregoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of law, or a confidentiality agreement or other contractual, legal or fiduciary obligation of confidentiality of the disclosing party or any other party with respect to such information, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such party without confidentiality restrictions from other sources not bound by applicable confidentiality restrictions, (e) is required to be disclosed by order of court or governmental or regulatory authority with subpoena powers (provided that such party shall have provided the other party with prior notice of such order and an opportunity to object or seek a protective order and take any other available action and; provided, further that any disclosure pursuant to such order shall be limited to the amount of information necessary to comply with the order) or (f) which is disclosed without obligation of confidentiality in the course of any action between any of the parties hereto.
          11.02 Announcement. Neither party to this Agreement will issue any press release or make any other public disclosures concerning the transactions contemplated hereby or the terms of this Agreement without the prior written consent of the other party. Notwithstanding the above, nothing in this section 11.02 will preclude any party from making any disclosures required by law or necessary and proper in conjunction with the filing of any tax return or other document required to be filed with any governmental entity; provided, that the party required to make the release or statement shall allow the other party reasonable time to review and comment on such release or statement in advance of such issuance; and provided, further, that either Purchaser or Seller or their respective affiliates may make such disclosures or announcements, filings and applications required by any applicable law or regulation (including federal and state securities laws and regulations) or otherwise consistent with the past practices of Metavante Technologies, Inc. (“Metavante Technologies”) and Securities and Exchange Commission guidance regarding transaction disclosures.
     12. Conditions Precedent to Seller’s Obligations. The obligations of Seller under this Agreement are, at the option of Seller, subject to the fulfillment at Closing of each of the following conditions:
          12.01 Accuracy of Representations and Warranties. All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects and Purchaser shall have performed and satisfied all of its covenants, conditions and agreements and shall have delivered to Seller all documents and agreements required by this Agreement to be performed, satisfied or delivered by Purchaser prior to Closing.
          12.02 Officer’s Certificate. An authorized officer of Purchaser shall execute and deliver at Closing a certificate that all conditions in section 12.01 have been fulfilled.
          12.03 Deliveries to Seller on or Prior to Closing. Purchaser shall have delivered or cause to be delivered to Seller the following at or prior to Closing:
               (a) The Closing Payment, by wire transfer of immediately available funds to an account or accounts designated by Seller.
               (b) The Seller Noncompetition Agreement, duly executed by Purchaser.

               (c) The Assignment and Assumption Agreement in the form of Exhibit B attached hereto (the “Assignment and Assumption Agreement”), duly executed by Purchaser.
     13. Conditions Precedent to Purchaser’s Obligations. The obligations of Purchaser under this Agreement are, at the option of Purchaser, subject to the fulfillment at Closing of each of the following conditions:
          13.01 Accuracy of Representations and Warranties. All representations and warranties of Seller contained in this Agreement that are qualified by materiality (considered collectively and individually) shall have been true and correct in all respects at and as of the date hereof and shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date, and the representations and warranties that are not so qualified (considered collectively and individually) shall have been true and correct in all material respects at and as of the date hereof and shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date. Seller shall have performed and satisfied all of their covenants, conditions and agreements and shall have delivered to Purchaser all documents and agreements required by this Agreement to be performed, satisfied or delivered by Seller prior to Closing.
          13.02 Officer’s Certificate. An authorized officer of Seller shall execute and deliver at Closing a certification that all of the conditions in section 13.01 have been fulfilled.
          13.03 Due Diligence. Purchaser shall have completed its due diligence review of the financial, commercial and legal condition of Seller, including post-Closing management continuity, which review shall have been satisfactory to Purchaser in its sole discretion.
          13.04 Deliveries on or Prior to Closing. Seller shall have delivered or cause to be delivered to Purchaser the following documents at or prior to Closing:
               (a) A Warranty Bill of Sale duly executed by Seller, in the form attached hereto as Exhibit D (the “Warranty Bill of Sale”).
               (b) With respect to each Purchased Asset, except Assumed Contracts, for which written consent from a third party to the transfer or assignment to Purchaser of such Purchased Assets is required, the written consent of such third party to such transfer or assignment.
               (c) A Tax Lien Certificate issued by the Department of Revenue of the Commonwealth of Pennsylvania dated as of within fifteen (15) days of Closing evidencing that there are no Liens on any of the Purchased Assets that have arisen in connection with any failure (or alleged failure) to pay any Taxes related to the CapMed Business.

               (d) Certified copies of resolutions adopted by the Board of Directors of Seller authorizing the execution of this Agreement and the sale of the Purchased Assets to Purchaser in accordance with the terms hereof.
               (e) The Assignment and Assumption Agreement, duly executed by Seller.
               (f) The Seller Noncompetition Agreement, duly executed by Seller.
               (g) Notice from Seller, executed by Seller, addressed to all parties under each Assumed Contract designated by Purchaser, in the form prepared by Purchaser, advising of the sale of the Purchased Assets and the transfer of such Assumed Contracts.
               (h) All necessary governmental approvals, permits and licenses required for the performance by Seller for the Closing of the transactions contemplated by this Agreement, and valid assignments of the Licenses and Permits.
               (i) Such other documents as Purchaser reasonably deems necessary or appropriate to vest in it good and marketable title to all or any part of the Purchased Assets, free and clear of all liens, encumbrances and other rights as provided in this Agreement.
               (j) An indexed digital copy, in duplicate, in a form reasonably requested by Purchaser, of all computer code owned by Seller used or useful in the CapMed Business.
               (k) Executed assignments or other documents reasonably requested by Purchaser to transfer to Purchaser any of Seller’s rights of registration and/or ownership of each uniform resource locator used or held for use in the CapMed Business.
               (l) A Patent Assignment duly executed by Seller, in the form attached hereto as Exhibit E (the “Patent Assignment”).
               (m) A Trademark Assignment duly executed by Seller, in the form attached hereto as Exhibit F (the “Trademark Assignment”).
          13.05 Approvals and Permits; No Violation of Law. Purchaser and Purchaser’s affiliates shall have received all government approvals or permits required by law or regulation to have been issued or obtained in order for the transactions contemplated hereby to be lawfully consummated, and any required waiting periods shall have expired or shall have been terminated (together, the “Required Approvals”).
          13.06 Operation in Ordinary Course. Seller shall have operated the CapMed Business in the ordinary course since the date hereof and shall not have performed or suffered to occur any act or condition which would constitute a breach of section 7.04.
     14. Indemnification by Purchaser.

          14.01 Indemnification. Notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of Seller or any information Seller may have, Purchaser hereby covenants and agrees to indemnify, defend and hold Seller harmless from and against any demand, claim, damage, liability, loss (which will include any diminution in value), cost or deficiency (including, but not limited to, interest, penalties, costs of preparation and investigation and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors) (collectively, “Losses”), imposed on or incurred by Seller, directly or indirectly, arising out of, resulting from or relating to:
               (a) any inaccuracy in or breach of any representation or warranty of Purchaser pursuant to this Agreement, whether or not Seller relied thereon or had knowledge thereof, including schedules, certificates, and documents delivered pursuant hereto;
               (b) any failure of Purchaser to duly perform or observe any term, provision, covenant or agreement to be performed or observed by Purchaser pursuant to this Agreement; or
               (c) any failure by Purchaser to perform or pay as and when due the Assumed Liabilities.
               The obligations of Purchaser to indemnify and hold Seller harmless as described herein shall survive Closing and the consummation of the transactions contemplated by this Agreement, as provided in section 14.03.
          14.02 Procedures.
               (a) Seller shall give Purchaser prompt notice of any written claim, demand, assessment, action, suit or proceeding to which the indemnity set forth in this section 14 applies. If the document evidencing such claim or demand is a court pleading, Seller shall give such notice, including a copy of such pleading, within fifteen (15) days of receipt of such pleading, otherwise, Seller shall give such notice within thirty (30) days of the date it receives written notice of such claim. Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of Seller to collect such Losses from Purchaser so long as such failure to so notify does not materially adversely affect Purchaser’s ability to defend such Losses against a third party, and then only to the extent of such adverse affect.
               (b) If Seller’s request for indemnification arises from the claim of a third party, Purchaser may elect to assume control of the defense of any such claim, and any litigation resulting from such claim, by notice to Seller. Failure by Purchaser to so notify Seller of their election to defend a complaint by a third party within five (5) days after notice thereof shall be deemed an election by Purchaser not to respond to such complaint and a waiver by Purchaser of any right to respond to such complaint, and within twenty (20) days after notice thereof shall be deemed an election by Purchaser not to assume control of the defense of such claim or action and a waiver by Purchaser of any right to defend such claim or action. If Purchaser timely notifies Seller that Purchaser elects to assume control of the defense of such claim or litigation resulting therefrom, Purchaser shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom and Purchaser shall hold

Seller, to the extent provided in this section 14, harmless from and against all Losses arising out of or resulting from any settlement approved by Purchaser or any judgment in connection with such claim or litigation. Notwithstanding Purchaser’s assumption of the defense of such third-party claim or demand, Seller shall have the right to participate in the defense of such third-party claim or demand at their own expense. Purchaser shall not, in the defense of such claim or litigation, consent to entry of any judgment against Seller or enter into any settlement involving Seller, which either (i) grants the plaintiff or claimant any form of relief other than monetary damages which will be satisfied by Purchaser, or (ii) fails to include a provision whereby the plaintiff or claimant releases Seller from all liability with respect thereto, except with the written consent of Seller. Seller shall furnish Purchaser in reasonable detail all information Seller may have with respect to any such third-party claim and shall make available to Purchaser and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist Purchaser in the defense of such third-party claim.
               (c) If Purchaser does not assume control of the defense of any such third-party claim or litigation resulting therefrom, Seller may defend against such claim or litigation in such manner as it may reasonably deem appropriate, and Purchaser shall indemnify Seller from any Losses indemnifiable under section 14.01 incurred in connection therewith.
               (d) Notwithstanding anything to the contrary in the foregoing, if (y) defendants in any action include Seller and Purchaser, and if Seller shall have been advised by counsel that there may be material legal defenses available to Seller, or (z) if a conflict of interest exists between Seller and Purchaser with respect to such claim or the defense thereof, then in either case, Seller shall have the right to employ their own counsel in such action, and in such case (or in the event that the Purchaser does not timely assume the defense of such matter as provided above), the reasonable fees and expenses of Seller’s counsel shall be borne by the Purchaser and shall be paid by the Purchaser from time to time within twenty (20) days of receipt of appropriate invoices therefor.
          14.03 Survival of Indemnification. Except in the case of fraud, no demand or claim for indemnification pursuant to section 14.01(a) shall be made after March 31, 2010.
          14.04 Indemnification Threshold. No indemnification shall be payable by Purchaser pursuant to section 14.01(a):
               (a) unless the aggregate Losses incurred by Seller exceeds FortyThousand and 00/100 dollars ($40,000) (the “Seller Threshold”), provided, that if such aggregate Losses exceed the Seller Threshold, indemnification for all Losses incurred shall be fully payable from the first dollar of Losses without any setoff or deductible; or
               (b) in excess of one-half of the Closing Payment.
          14.05 Remedies Cumulative. The remedies provided by this section 14 shall be cumulative and shall not preclude the assertion by Seller of any other rights or the seeking of any other remedies against Purchaser.

          14.06 Materiality. For the purposes of calculating “Losses” under this section 14 for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “material adverse effect” shall be disregarded and deemed not to include such words.
     15. Indemnification by Seller.
          15.01 Indemnification. Notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of Purchaser or any information or knowledge Purchaser may have, Seller and its successors hereby agree to indemnify, defend and hold Purchaser, and each of Purchaser’s subsidiaries, assignees, shareholders, affiliates, officers, directors, employees, agents, successors and assigns (Purchaser and such persons, collectively, “Purchaser’s Indemnified Persons”) harmless from and against any Losses imposed on or incurred by Purchaser’s Indemnified Persons, directly or indirectly, arising out of, resulting from or relating to:
               (a) any misrepresentation or breach of any representation or warranty of Seller pursuant to this Agreement in any respect, whether or not Purchaser’s Indemnified Persons relied thereon or had knowledge thereof, including schedules, certificates, and documents delivered pursuant hereto;
               (b) any failure of Seller to duly perform or observe any term, provision, covenant or agreement to be performed or observed by Seller pursuant to this Agreement, any documents contemplated by this Agreement, or any agreement delivered pursuant to this Agreement; or
               (c) any Excluded Liability.
               The obligations of Seller and its successors to indemnify, defend, and hold Purchaser’s Indemnified Persons harmless as described herein shall survive Closing and the consummation of the transactions contemplated by this Agreement, as provided in section 15.03.
          15.02 Procedures.
               (a) Purchaser’s Indemnified Persons shall give Seller prompt notice of any written claim, demand, assessment, action, suit or proceeding to which the indemnity set forth in this section 15 applies. If the document evidencing such claim or demand is a court pleading, Purchaser shall give such notice, including a copy of such pleading, within fifteen (15) days of receipt of such pleading, otherwise, Purchaser shall give such notice within thirty (30) days of the date it receives written notice of such claim. Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of Purchaser’s Indemnified Persons to collect such Losses from Seller so long as such failure to so notify does not materially adversely affect Seller’s ability to defend such Losses against a third party, and then only to the extent of such adverse affect.
               (b) If Purchaser’s Indemnified Persons request for indemnification arises from the claim of a third party, Seller may elect to assume control of the defense of any such claim, and any litigation resulting from such claim, by notice to Purchaser. Failure by Seller to so notify Purchaser’s Indemnified Persons of their election to defend a complaint by a third party within five (5) days after notice thereof shall be deemed an election by Seller not to respond to such complaint and a waiver by Seller of any right to respond to such complaint, and within twenty (20) days after notice thereof shall be deemed an election by Seller not to assume control of the defense of such claim or action and a waiver by Seller of any right to defend such claim or action. If Seller timely notifies Purchaser that Seller elects to assume control of the defense of such claim or litigation resulting therefrom, Seller shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom and Seller shall hold Purchaser’s Indemnified Persons, to the extent provided in this section 15, harmless from and against all Losses arising out of or resulting from any settlement approved by Seller or any judgment in connection with such claim or litigation. Notwithstanding Seller’s assumption of the defense of such third-party claim or demand, Purchaser’s Indemnified Persons shall have the right to participate in the defense of such third-party claim or demand at their own expense. Seller shall not, in the defense of such claim or litigation, consent to entry of any judgment against any of Purchaser’s Indemnified Persons or enter into any settlement, involving any of Purchaser’s Indemnified Persons, which either (a) grants the plaintiff or claimant any form of relief other than monetary damages which will be satisfied by Seller, or (b) fails to include a provision whereby the plaintiff or claimant releases Purchaser’s Indemnified Persons from all liability with respect thereto, except with the written consent of Purchaser’s Indemnified Persons. Purchaser’s Indemnified Persons shall furnish Seller in reasonable detail all information Purchaser’s Indemnified Persons may have with respect to any such third-party claim and shall make available to Seller and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist Seller in the defense of such third-party claim.
               (c) If Seller does not assume control of the defense of any such third-party claim or litigation resulting therefrom, Purchaser’s Indemnified Persons may defend against such claim or litigation in such manner as they may reasonably deem appropriate, and Seller shall indemnify Purchaser’s Indemnified Persons from any Losses indemnifiable under section 15.01 incurred in connection therewith.
               (d) Notwithstanding anything to the contrary in the foregoing, if (y) defendants in any action include any of Purchaser’s Indemnified Persons and Seller, and if any of Purchaser’s Indemnified Persons shall have been advised by counsel that there may be material legal defenses available to such Purchaser’s Indemnified Person, or (z) if a conflict of interest exists between any Purchaser’s Indemnified Person and Seller with respect to such claim or the defense thereof, then in either case, such Purchaser’s Indemnified Persons shall have the right to employ their own counsel in such action, and in such case (or in the event that Seller does not timely assume the defense of such matter as provided above), the reasonable fees and expenses of Purchaser’s Indemnified Person’s counsel shall be borne by Seller and shall be paid by Seller from time to time within twenty (20) days of receipt of appropriate invoices therefor.
          15.03 Survival of Indemnification. Except in the case of fraud, no demand or claim for indemnification pursuant to section 15.01(a) shall be made after March 31, 2010, except as follows: (a) claims for indemnification for representations and warranties contained in sections 7.01, 7.02 and 7.06 may be made at any time; (b) claims for indemnification for representations and warranties contained in section 7.12 may be made up to the third anniversary of the Closing Date; and (c) claims for indemnification for representations and warranties contained in sections 7.10 may be brought at any time until the underlying tax obligation is barred by the applicable period of limitation under federal and state laws relating thereto (as such may be extended by waiver).
          15.04 Indemnification Threshold. No indemnification shall be payable by Seller pursuant to section 15.01(a):
               (a) unless the aggregate Losses incurred by all of Purchaser’s Indemnified Persons exceed Forty Thousand and 00/100 Dollars ($40,000) (the “Purchaser Threshold”), provided, that if such aggregate Losses exceed the Purchaser Threshold, indemnification for all Losses incurred shall be fully payable from the first dollar of Losses without any setoff or deductible; and provided, further, that Losses arising out of a breach of any of sections 7.01, 7.02, 7.10, or 7.16 shall not be subject to the Purchaser Threshold; or
               (b) in excess of one-half of the Closing Payment.
          15.05 Remedies Cumulative. The remedies provided by this section 15 shall be cumulative and shall not preclude the assertion by Purchaser’s Indemnified Persons of any other rights or the seeking of any other remedies against Seller.
          15.06 Materiality. For the purposes of calculating “Losses” under this section 15 for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “material adverse effect” shall be disregarded and deemed not to include such words.
          15.07 Set-Off. Purchaser shall be entitled to recover any Losses actually incurred by any Purchaser Indemnified Persons, and for which any Purchaser Indemnified Person is entitled to be indemnified under this section 15 and for which any notice or procedures required under section 15.02(a) has been given or performed, by means of set off of any such Losses against any payments of any Earn Out payable pursuant to section 4.01(b) above.
     16. Termination and Waiver.
          16.01 Termination. This Agreement may be terminated at any time prior to the date of Closing:
               (a) by mutual written consent of Seller and Purchaser;
               (b) by Purchaser (i) if there has been a violation or breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Purchaser impossible and such violation or breach has not been waived by Purchaser, or (ii) if there has been a failure of any of the conditions to Purchaser’s obligations set forth in section 13 hereof (unless such failure results primarily from a material breach by Purchaser of any covenant, agreement, representation or warranty contained in this Agreement);
               (c) by Seller (i) if there has been a violation or breach by Purchaser of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Seller impossible and such violation or breach has not been waived by Seller, or (ii) if there has been a failure of any of the conditions to Seller’s obligations set forth in section 12 hereof (unless such failure results primarily from a breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement);
               (d) by Seller or by Purchaser if the Closing has not occurred on or before forty-five (45) days from the date of this Agreement unless extended by written agreement of the parties hereto; provided, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur by such date; or
               (e) By either Seller or Purchaser if a governmental entity shall have issued an order or taken any action in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which order or other action is final and non-appealable.
          16.02 Effect of Termination. In the event of a valid termination of this Agreement as provided in section 16.01, this Agreement shall forthwith become void and there shall be no obligation on the part of Purchaser or Seller, or their respective officers, directors or owners or affiliates; provided, however, that the provisions of sections 11.01, 11.02, this section 16.02 and section 17 shall remain in full force and effect and shall survive any termination of this Agreement pursuant to this section 16; and provided, further, that nothing herein shall relieve a party from liability for a breach of this Agreement prior to such termination.
          16.03 Remedies. Any party terminating this Agreement pursuant to section 16.01 shall have the right to recover damages sustained by such party as a result of any breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or fraud or willful misrepresentation; provided, however, that the party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other party to terminate the Agreement under section 16.01.
          16.04 Extension; Waiver. At any time prior to the Closing, Purchaser or Seller may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. At any time on or after the Closing, Purchaser, on the one hand, and Seller, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.
     17. Miscellaneous.
          17.01 Amendment and Severability. This Agreement may be amended only by a written agreement of the parties hereto. If any provision, clause or part of this Agreement or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement, or the applications of each provision, clause or part under other circumstances, shall not be affected thereby.
          17.02 Waiver. The failure of Seller or Purchaser to insist, in any one or more instances, upon performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment of any rights granted hereunder or the future performance of any such term, covenant or condition. Moreover, Purchaser’s decision to close this transaction notwithstanding its constructive or actual knowledge of the breach by Seller of one or more of its representations, warranties or obligations hereunder shall not relieve Seller of its indemnification obligations hereunder with respect to such breach; in such case, Purchaser specifically is relying upon Seller’s indemnification obligation, as well as the underlying representation, warranty or contractual obligation. All rights and remedies granted in this Agreement to Purchaser shall be cumulative and nonexclusive of all other rights and remedies that Purchaser may have.
          17.03 Notices. Any notice to be given hereunder shall be deemed given and sufficient if in writing, when personally delivered, or three days after being deposited in the U.S. mail, postage prepaid, by Registered or Certified mail, or when deposited with Federal Express, United Parcel Service, or Airborne Express for delivery by overnight mail, or when sent by facsimile actually received by the receiving facsimile machine, in the case of Seller, to:
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940
Attention: Ted Kaminer, Chief Financial Officer
Facsimile No. (267) 757-3385
with a copy to:
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540
Attention: Emilio Ragosa, Esq.
Facsimile No. (609) 919-6701

and, in the case of Purchaser, to:
Metavante Corporation
4900 West Brown Deer Road
Brown Deer, WI 53223
Attn: Donald W. Layden, Senior Executive Vice President and General
Counsel
Facsimile No. (414) 362-1190
with a copy to:
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, WI 53202
Attn: Kevin J. Howley, Esq.
Facsimile No. (414) 298-8097
or to such other address as Seller or Purchaser may designate by notice to the other given in accordance with this section 17.03.
          17.04 Benefit. This Agreement shall be binding upon and inure to the benefit and burden of and shall be enforceable by Purchaser, its successors and permitted assigns, and Seller, its successors and permitted assigns. This Agreement may not be assigned by either party without the written consent of the other. No person not a party to this Agreement shall be entitled to any rights of enforcement or otherwise under this Agreement.
          17.05 Expenses. All expenses incurred by Seller or Purchaser in connection with the transactions contemplated hereby, including legal, investment banking, financial advisory, accounting, and other expert fees, shall be the responsibility of and for the account of the party who ordered the particular service or incurred the particular expense, except (a) as otherwise provided herein; and (b) any and all federal, state or local income, sales, use or other taxes arising out of, resulting from or relating to Seller’s sale of the Purchased Assets and any and all real or personal property taxes or assessments applicable to the period before the Closing Date, shall be paid by Seller.
          17.06 Warranty Claims.
               (a) Subject to section 15, in the event that any services provided by Seller to any customer directly related to the CapMed Business within 180 days of Closing are subject to a claim by a customer that such services were incorrect, in error, defective, inadequate, or in breach of any agreement between such customer and Seller, Purchaser may issue a credit or refund to such customer on account of such services, and Seller shall promptly refund any such amounts to Purchaser.
               (b) In the event that any products that have been shipped or delivered by Seller with respect to the any aspect of the CapMed Business to customers prior to Closing shall be returned to Seller or Purchaser because of defects or a breach of warranty by Seller or the manufacturer, Purchaser may, in its discretion, agree to repair or replace such product.
          17.07 Specific Performance. In the event of any controversy concerning the rights or obligations under this Agreement, such rights or obligations shall be enforceable in a court of equity by a decree of specific performance. Such remedy shall, however, be cumulative and nonexclusive and shall be in addition to any other remedy which the parties may have.
          17.08 Dispute Resolution. This Agreement shall be governed by the laws of the State of Wisconsin and the Federal laws of the United States without giving effect to any rule or provision thereof which would cause the application of the law of any other state. Any controversy, claim, or dispute arising hereunder or related hereto for which Purchaser is the initial plaintiff shall be filed and maintained only in the Commonwealth of Pennsylvania Court of Common Pleas of Bucks County, or the United States District Court for the Eastern District of Pennsylvania. Any controversy, claim, or dispute arising hereunder or related hereto for which Seller is the initial plaintiff shall be filed and maintained only in the Wisconsin Circuit Court located in Milwaukee County, or the United States District Court for the Eastern District of Wisconsin. In connection with the foregoing, each of the parties hereby consents to such exclusive jurisdiction and waives any claim of inconvenient forum.
          17.09 Counterparts. This Agreement may be signed in any number of counterparts, and the signatures delivered by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and delivered in person. Signatures delivered by facsimile shall be binding for all purposes hereof.
          17.10 Entire Agreement. This Agreement (including the Schedules and Exhibits referred to herein which are hereby incorporated by reference and the other agreements executed simultaneously herewith) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, and negotiations, written and oral, between the parties with respect to the subject matter of this Agreement. Except as explicitly set forth herein, neither this Agreement nor any provision hereof is meant to confer upon any person other than the parties hereto any rights or remedies hereunder.
          17.11 Post-Closing Matters. Seller shall execute such documents, and perform such other actions, as Purchaser may reasonably request after the Closing to further consummate the transactions contemplated by this Agreement, including executing any form required to be submitted to any state to reflect the transfer of any unemployment compensation account of Seller.
          17.12 Captions. The captions included herein are included for convenience of reference only and shall not be considered in the construction or interpretation hereof.
          17.13 Construction. The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter

(regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. A disclosure in a disclosure schedule relates only to the section of the Agreement to which such disclosure schedule refers, and not to any other section of the Agreement, unless expressly so stated. Any description on any disclosure schedule of the matters to be disclosed thereon shall not be deemed to supersede or modify the matters required to be disclosed thereon pursuant to the terms of the relevant section of this Agreement. Each party having participated in the negotiation and preparation of this Agreement and having been represented by counsel of its choosing, there shall be no presumption that any ambiguities herein be construed against any particular party. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and indexes contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Remainder of page intentionally left blank; signature page follows]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

	PURCHASER:	SELLER:

	MBI BENEFITS, INC.	BIO-IMAGING TECHNOLOGIES, INC.

BY	/s/ Frank D’Angelo	BY	/s/ Ted I. Kaminer

	(signature)		(signature)

	Chairman & President	Sr. V.P. & CFO

	(title)	(title)

	Frank D’Angelo	Ted I. Kaminer

	(print name)	(print name)